June 29, 2011

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	HealthSouth Corporation
Form 10-K for the Year Ended December 31, 2010
Filed February 24, 2011
File No. 001-10315

Dear Mr. Rosenberg:

On behalf of HealthSouth Corporation (also referred to hereinafter as “HealthSouth,” “we,” “our,” “us,” and the “Company”), I submit this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated June 22, 2011 to the undersigned regarding the above referenced periodic report. HealthSouth acknowledges (i) that it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) that HealthSouth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To assist in your review, the numbered paragraphs and headings below correspond to those used in your letter of June 22, 2011 and for which written confirmation has been requested. The text of each comment appears in bold and HealthSouth’s response immediately follows. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the above referenced periodic reports. Unless otherwise indicated, all references to page numbers and captions correspond to the page numbers and captions used in the applicable periodic report.

Critical Accounting Policies

Allowance for Doubtful Accounts, page 52

1.
You disclosed on page 39 that you have experienced denials of certain diagnosis codes by Medicare contractors based on medical necessity, that you appeal most of these denials, that you have experienced a strong success rate for claims that have completed the appeals process and that the appeal process can take in excess of one year. Please provide us proposed disclosure to be included in your future periodic filings that addresses the following:

•	When third party receivables are written-off (i.e., when the claims are denied by the Medicare contractor, or after completion of the appeals process);
•	The dollar amount of claims that are in appeals as of each balance sheet date;
•	More specificity regarding what a “strong success rate” means for claims that have completed the appeals process; and

•	The amount of receivables for denied amounts written-off and the amounts recovered for each of the periods presented.

Response

In our Form 10-K for the year ended December 31, 2011, we will clarify our critical accounting policy as it relates to when claims in this review process are written off and add more specificity regarding our success rate for claims that have completed this process. In addition, we will provide specific dollar amounts related to denied claims, their write-offs, and their recoveries when these amounts are deemed material in future filings. Our proposed disclosure will be similar to the following:

We have experienced denials of certain diagnosis codes by Medicare contractors based on medical necessity. We dispute, or “appeal,” most of these denials, and we collect approximately 50% of all amounts denied. The resolution of these disputes can take in excess of one year, and we cannot provide assurance as to our ongoing and future success of these disputes. As such, we make provisions against these receivables in accordance with our accounting policy that necessarily considers the age of the receivables in this review process as part of our Provision for doubtful accounts. Accounts are written off only after all collection efforts (both internal and external) have been exhausted (see Critical Accounting Policies, “Allowance for Doubtful Accounts,” on page 53). Accordingly, we do not write-off receivables related to denied claims while they are in this review process. Subsequent recoveries are recorded via the Provision for doubtful accounts.

As of December 31, 2010 and 2009, $3.8 million and $14.1 million, or 1.7% and 6.4%, respectively, of our accounts receivable represented denials by Medicare contractors that were in this review process. During the years ended December 31, 2010, 2009, and 2008, we wrote off $5.8 million, $5.1 million, and $2.1 million, respectively, of previously denied claims while we recovered $6.7 million, $8.7 million, and $2.5 million, respectively, of previously denied claims.

If you have any questions or comments relating to this correspondence, please do not hesitate to contact me at (205) 970-7901.

Sincerely,

/s/ Douglas E. Coltharp

Douglas E. Coltharp
Executive Vice President and
Chief Financial Officer